08027833

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22651

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UBS Securities LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

677 Washington Blvd.
(No. and Street)

Stamford (City) CT (State) 06901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Daniel T. McIsaac (203) 719-8308
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

PROCESSED
MAR 1 4 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 29 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

To the best of my knowledge and belief, the accompanying Statement of Financial Condition pertaining to the firm of UBS Securities LLC (the "Company"), as of December 31, 2007, is true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Daniel T. McIsaac
Executive Director

Notary Public

CYNTHIA M. WALSHE
Notary Public, State of Connecticut
No. 119760
My Commission Expires August 31, 2008

This report contains:

- (x) (a) Facing page
- (X) (b) Statement of Financial Condition
- ( ) (c) Statement of Operations
- ( ) (d) Statement of Cash Flows
- ( ) (e) Statement of Changes in Members' Equity
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors

Supplemental Information:

- ( ) (g) Computation of Net Capital
- ( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ( ) (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3
- ( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
- ( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- (X) (l) An Oath or Affirmation
- ( ) (m) A copy of the SIPC Supplemental Report
- ( ) (n) Independent Auditors' Supplementary Report on Internal Control Structure
- ( ) (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges
- ( ) (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7

Statement of Financial Condition

UBS Securities LLC
December 31, 2007
with Report of Independent Registered Public Accounting Firm

UBS Securities LLC

Statement of Financial Condition

December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Members of
UBS Securities LLC

We have audited the accompanying statement of financial condition of UBS Securities LLC (the "Company"), as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of UBS Securities LLC at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 26, 2008

UBS Securities LLC
Statement of Financial Condition
December 31, 2007
(In Thousands)

Assets		
Cash		$ 437,990
Receivables from customers		9,965,318
Receivables from brokers, dealers and clearing organizations		17,173,089
Securities borrowed		147,834,504
Securities purchased under agreements to resell		96,578,874
Securities owned, at fair value	$ 107,039,873	
Securities owned, pledged as collateral, at fair value	49,260,179	
Total securities owned		156,300,052
Securities received as collateral		4,251,407
Exchange memberships, at cost (fair value $166,417)		59,464
Goodwill and intangible assets (net of accumulated amortization of $39,601)		1,064,347
Dividends and interest receivable		3,232,101
Other assets		1,194,408
		$ 438,091,554
Liabilities and members' equity		
Short-term borrowings		$ 26,710,316
Payables to customers		50,623,075
Payables to brokers, dealers and clearing organizations		4,114,344
Securities loaned		58,612,271
Securities sold under agreements to repurchase		212,200,684
Securities sold, not yet purchased, at fair value		41,480,201
Obligation to return securities received as collateral		4,251,407
Dividends and interest payable		3,116,953
Other liabilities and accrued expenses		11,732,618
		412,841,869
Subordinated borrowings		24,175,000
Members' equity		1,074,685
		$ 438,091,554

See accompanying notes.

1. Organization

UBS Securities LLC (the "Company"), is an indirect wholly-owned subsidiary of UBS AG (the "Parent"). The Company is a registered broker and dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. ("NYSE"), the National Association of Securities Dealers, Inc. and other principal exchanges. In addition, the Company is a registered futures commission merchant and a member of certain major United States commodity exchanges. The Company is also a primary dealer in U.S. Government securities and provides a full range of investment banking services, including corporate finance, mergers and acquisitions, capital markets, trading and sales, fixed income, equity research and prime brokerage operations.

UBS Americas Inc. and UBS Financial Services Inc., direct and indirect wholly owned subsidiaries of the Parent, respectively, own all of the Company's Preferred Members' Interests. UBS Americas Inc., together with the Parent, owns all of the Company's Class A and B Members' Interests. See Note 8 for additional information.

2. Significant Accounting Policies

Customers' securities and commodities transactions are recorded on a settlement date basis. Proprietary securities and commodities transactions are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased are stated at fair value. Fair value generally is based on published market prices or other relevant factors, including dealer price quotations and pricing models which take into account time value, volatility and other factors underlying the securities.

The Company securitizes various consumer and commercial financial assets. As a result of these securitizations, it may temporarily retain one or more beneficial interests in the securitized assets, including senior and subordinated tranches, interest-only strips or other residual interests ("retained interests"). Retained interests are recorded in securities owned at their current fair value. The fair value of retained interests is determined by quoted market prices, when available. If quoted market prices are not available, fair value is determined using pricing models which incorporate management's best estimates of critical assumptions.

2. Significant Accounting Policies (continued)

Securities purchased under agreements to resell and securities sold under agreements to repurchase generally are collateralized by U.S. Government, agency and mortgage-backed securities and are carried at the amounts at which the securities will be subsequently resold or repurchased. Open repurchase and resale transactions are presented net in the accompanying Statement of Financial Condition where net presentation is permitted. It is the Company's policy to take possession of securities purchased under agreements to resell. Collateral is valued daily and additional collateral is obtained from counterparties when appropriate, or refunded as necessary. Counterparties are principally primary dealers of U.S. Government securities and financial institutions.

Securities borrowed and loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. To the extent that the Company receives securities collateral in exchange for securities lent, such transactions are included in securities received as collateral and obligation to return securities as collateral in the Statement of Financial Condition. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Interest is accrued on repurchase and resale contract amounts, securities borrowed and loaned transactions, and interest bearing trading assets and liabilities included in securities owned and securities sold, not yet purchased. Dividends are accrued on equity securities owned and securities sold, not yet purchased on ex-dividend date. Such interest and dividends are included in dividends and interest receivable, and dividends and interest payable on this Statement of Financial Condition.

Fixed assets include furniture and equipment, which are depreciated using the straight-line method over the useful lives of the assets, and leasehold improvements, which are amortized using the straight-line method over the shorter of the lease term or useful life. Fixed assets are included in the Company's Statement of Financial Condition as a component of other assets.

Goodwill and intangible assets, with indefinite lives, are not amortized. Instead, these assets are subject to annual impairment tests. There was no impairment to goodwill and intangible assets with indefinite lives during 2007. Intangible assets with useful lives, consisting of customer relationships, totaling $107,900 (less accumulated amortization of $35,837) are amortized over ten years and are included net in other assets.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

The Company is treated as a partnership for U.S. federal, state and local income tax purposes. As such, the Company is not required to provide for or pay any U.S. federal income taxes. All net income of the Company flows through to its Members and is allocated in accordance with the Company's current limited liability company agreement and related tax law. The federal, state and local income tax on such income is the responsibility of the Members. The Company is itself subject to New York City Unincorporated Business Tax ("UBT") for which it accrues current and deferred taxes. The Company may also be subject to other state and local taxes in jurisdictions in which it operates. For income tax purposes, the Company has a fiscal year ending December 31.

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards 109" ("FIN 48"), which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position. FIN 48 is effective for years commencing after December 15, 2006. The Company adopted the provisions of FIN 48 as required on January 1, 2007; see footnote 15 for additional information.

In February 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 155, "Accounting for Certain Hybrid Instruments, an amendment of FASB Statements No. 133 and 140" ("SFAS No. 155"). SFAS No. 155 permits the Company to elect to measure any hybrid financial instrument at fair value, with changes in fair value recognized in net revenue, if the hybrid instrument contains an embedded derivative that would otherwise require bifurcation under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. SFAS No. 155 is effective after the beginning of an entity's first fiscal year that begins after September 15, 2006, with early adoption permitted in certain circumstances. At adoption of SFAS No. 155, any difference between the total carrying amount of the individual components of an existing hybrid instrument and the fair value of the combined hybrid financial instrument is recognized as a cumulative-effect adjustment to beginning retained earnings. The Company adopted the provisions of SFAS No. 155 on January 1, 2007, as required. The adoption of SFAS No. 155 did not have a material impact on the Company's Statement of Financial Condition.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets" ("SFAS No. 156"). SFAS No. 156 addresses the accounting for recognized servicing assets and servicing liabilities related to certain transfers of the servicer's financial assets and for acquisitions or assumptions of obligations to service financial assets that do not relate to the financial assets of the servicer and its related parties. SFAS No. 156 requires that all recognized servicing assets and servicing liabilities are initially measured at fair value and subsequently measured at either fair value or by applying an amortization method for each class of recognized servicing assets and servicing liabilities. SFAS No. 156 is effective in fiscal years beginning after September 15, 2006. The Company adopted the provisions of SFAS No. 156 on January 1, 2007, as required. The adoption of SFAS No. 156 did not have a material impact on the Company's Statement of Financial Condition.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands the required disclosures about an entity's fair value measurements. Additionally, SFAS No. 157 eliminates the requirement to defer calculated profit or loss on transaction values that include unobservable inputs ("Day 1 profit and loss") and eliminates the use of block discounts for securities traded in an active market. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The provisions of SFAS No. 157 should be applied prospectively upon initial adoption, except for the provisions that eliminate prior measurement guidance regarding block discounts and Day 1 profit or loss. Those changes should be applied retrospectively as an adjustment to the opening balance of retained earnings in the period of adoption. The adoption of SFAS No. 157 is not expected to have a material impact on the Company's Statement of Financial Condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 permits entities to irrevocably choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. For any eligible items that exist at the effective date for which an entity chooses to elect the fair value option, the effect of the first remeasurement to fair value shall be reported as a cumulative-effect adjustment to the opening balance of retained earnings. The adoption of SFAS No. 159 is not expected to have a material impact on the Company's Statement of Financial Condition.

(In Thousands, except share data)

2. Significant Accounting Policies (continued)

In April 2007, the FASB issued FASB Staff Position No. FIN 39-1, "Amendment of FASB Interpretation No. 39," ("FSP FIN 39-1"). FSP FIN 39-1 amends certain provisions of FIN 39, "Offsetting of Amounts Related to Certain Contracts," and permits companies to offset fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early application permitted. The Company is currently assessing the impact FSP FIN 39-1 will have on the Statement of Financial Condition.

In June 2007, the FASB's Emerging Issues Task Force ("EITF") issued EITF Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF 06-11"). This issue requires that the tax benefits related to dividend equivalents paid on restricted stock units, which are expected to vest, be recorded as an increase to additional paid in capital ("APIC"). EITF 06-11 is effective prospectively to the income tax benefits on dividends declared in fiscal years beginning after December 15, 2007. The Company is currently assessing the impact EITF 06-11 will have on the Statement of Financial Condition.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations" ("SFAS No. 141(R)") and SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" ("SFAS No. 160"). These new standards change the financial accounting and reporting of business combination transactions and noncontrolling (or minority) interests in consolidated financial statements. SFAS No. 141(R) and SFAS No. 160 are effective for the first annual reporting period beginning on or after December 15, 2008. The Company is currently assessing the impact SFAS No. 141(R) and SFAS No. 160 will have on the Statement of Financial Condition.

The preparation of Statement of Financial Condition is in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Actual results may differ from those estimates.

(In Thousands, except share data)

3. Cash and Securities Segregated Under Federal Regulations

Included in cash at December 31, 2007 is $98,613 of cash segregated and secured in accordance with federal and other regulations. In addition, U.S. Government obligations with a market value of approximately $10,285,000, which are primarily included in securities purchased under agreements to resell on the Statement of Financial Condition, have been segregated in an account reserved for the exclusive benefit of customers under Securities and Exchange Commission ("SEC") Rule 15c3-3.

4. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2007, securities owned and securities sold, not yet purchased by the Company are as follows:

	Owned	Sold
U.S. Government and agency obligations	$ 29,532,878	$ 27,547,829
Mortgage-backed obligations	33,541,753	1,046
Corporate debt, including convertible securities	77,694,452	5,047,198
Equities and warrants	6,213,839	6,705,454
Options	2,141,732	2,086,747
State and municipal obligations	7,142,067	11,484
Money market and commercial paper	18,125	80,443
Other	15,206	-
	$ 156,300,052	$ 41,480,201

In accordance with the Commodity Exchange Act, the Company is required to segregate and hold in separate accounts all monies, securities and property received as margin and to guarantee or secure the trades or contracts of customers in regulated commodities. Additionally, the Company uses cash and securities to meet unregulated commodity margin requirements and clearing organization deposits. The amount of securities segregated for regulatory purposes or deposited with clearing organizations, which is included in securities owned, amounted to $672,392 at December 31, 2007.

Securities owned, pledged as collateral, represents proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others. The Company also pledges securities owned, at fair value, as collateral to counterparties on terms that do not permit the counterparty to sell or repledge the securities, which amounted to $59,988,712 at December 31, 2007.

4. Securities Owned and Securities Sold, Not Yet Purchased (continued)

Securities sold, not yet purchased, represents obligations of the Company to deliver the specified securities at contracted prices and, thereby, requires the Company to purchase the securities in the market at prevailing prices. The Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the Statement of Financial Condition.

5. Financial Instruments

Financial instruments recorded at fair value on the Company's Statement of Financial Condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to brokers, dealers, and clearing organizations, securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed, securities loaned, receivables from and payables to customers, short-term borrowings, and subordinated borrowings. All financial instruments carried at contract amounts either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company's customer activities involve the execution, settlement, and financing of various securities transactions. In addition, the Company executes and clears customer and affiliated customer transactions for the purchase and sale of commodity futures contracts and options on futures contracts. These activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased and the writing of options contracts. Such transactions may expose the Company to off-balance sheet risk in the event that margin requirements are not sufficient to fully cover losses that customers incur, or contrabrokers are unable to meet the terms of the contracted obligations.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's or broker's obligations. The Company seeks to control the risk associated with these activities by requiring customers or brokers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers or brokers to deposit additional collateral or reduce positions, when necessary.

5. Financial Instruments (continued)

The Company enters into collateralized resale and repurchase agreements and securities borrowing and lending transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary.

In the normal course of business, the Company obtains securities under resale, securities borrowed, and custody agreements on terms that permit it to repledge or resell the securities to others. At December 31, 2007, the Company obtained securities with a fair value of approximately $405,037,385 on such terms, of which substantially all have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under short sales.

Derivative Financial Instruments

Derivatives are financial instruments whose value is based upon an underlying asset, index or reference rate. A derivative contract may be traded as a standardized contract on an exchange or an individually negotiated contract in an over the counter market. The Company's derivative transactions are primarily in the form of options, futures and forwards. The Company records its derivative activities at fair value.

In the normal course of business, the Company enters into transactions for delayed-delivery, "to-be-announced" ("TBA"), and when-issued securities for which unrealized gains of $310,686 and unrealized losses of $295,212 are recorded in other assets and other liabilities and accrued expenses, respectively, in the Statement of Financial Condition at December 31, 2007. A large portion of the Company's derivative financial instruments are TBA mortgage securities requiring forward settlement. As a principal in the mortgage-backed securities business, the Company has outstanding forward purchase and sale agreements committing the Company to receive or deliver mortgage-backed securities. These forward contracts are generally short term with maturity or settlement dates ranging from 30 to 120 days.

The Company enters into transactions in option, futures, and forward contracts with off-balance sheet risk in order to meet the financing and hedging needs of its customers, to reduce its own exposure to market and interest rate risk, and in connection with its normal proprietary trading activities.

5. Financial Instruments (continued)

Derivative Financial Instruments (continued)

Futures and forward contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from unfavorable changes in interest rates, foreign currency exchange rates or the market values of the securities underlying the instruments. The credit risk associated with these contracts is typically limited to the cost of replacing all contracts on which the Company has recorded an unrealized gain.

For exchange-traded contracts, the clearing organization acts as the counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties.

The Company enters into economic hedge transactions, mainly consisting of interest rate swaps, directly with an affiliate. These transactions are used to hedge against interest rate risk associated with mortgage and asset backed securities, which are included in securities owned on the Statement of Financial Condition. The Company does not apply hedge accounting as defined in SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, as all financial instruments are marked to market with changes in fair value reflected in earnings. These derivative contracts are short term in nature as they are settled and reset monthly.

6. Employee Benefit Plans

The Company participates with affiliates in a non-contributory defined benefit pension plan sponsored by the Parent that provides retirement benefits to eligible employees. Effective December 2, 2001, the defined benefit pension plan was closed to new employees, and new employees were automatically enrolled into the new defined contribution plan and began earning retirement contributions based on 4% of eligible compensation, subject to certain limitations prescribed by the Internal Revenue Code, beginning January 1, 2002. In addition, existing employees as of December 1, 2001 made an election either to participate in the new defined contribution plan as of January 1, 2002 or to remain in the defined benefit pension plan.

6. Employee Benefit Plans (continued)

The Company participates in Parent sponsored postretirement medical, dental, and life insurance plans. Postretirement medical and dental is contributory, with retiree contributions adjusted annually, and contains other cost sharing features such as deductibles and coinsurance. The postretirement life insurance plan is non-contributory. With respect to postretirement medical and dental, the Parent's policy is to fund the liability in amounts determined at the discretion of management. With respect to postretirement life insurance, the Parent's policy is to pay premiums as required by the carrier.

7. Employee Incentive Plans

Selected personnel are required to defer a portion of their performance-related compensation. Beginning with the 2004 performance year (for awards granted in March 2005), 100% of this deferred amount will be awarded in shares of the Parent. Under predecessor offerings of this plan, awards were made in shares of the Parent, stock options and/or alternative investment vehicles. These alternative investment vehicles are generally money market funds, mutual funds or other Parent sponsored funds. The final vesting of these plans will occur in March 2008. A small number of selected personnel still receives a portion of the deferred amount in alternative investment vehicles; the final vesting of these plans will occur in March 2010. For the 2007 performance year Group Managing Board members were required to defer an additional portion of their performance-related compensation that will be delivered in the form of restricted shares of the Parent fully vested and taxed at grant. The shares remain forfeitable for harmful acts against the Parent. The sale, transfer and forfeiture restrictions will be removed in full on December 1, 2008.

The Company sponsors other deferred compensation plans for selected employees. Generally, contributions are made on a tax deferred basis. Participants are allowed to invest in alternative investment vehicles. No additional Company match is granted, and the plan is generally not forfeitable.

Under long term incentive plans, certain key employees are granted options to purchase Parent shares at a price not less than the fair value of the shares on the date the option is granted. Long term stock options vest ratably over three years (subject to location-specific blocking rules). From February 2008 going forward, the options will vest in full after three years. Expiration of the options is generally ten years.

(In Thousands, except share data)

7. Employee Incentive Plans (continued)

The Company offers a share purchase plan. The Equity Plus Plan provides eligible employees the opportunity to purchase actual Parent shares at fair market value on the purchase date and receive two options on Parent shares for each share purchased, up to a maximum limit. The options have a strike price equal to the fair market value of the stock on the date the option is granted. Share purchases can be made annually from bonus compensation, or quarterly based on regular deductions from salary. Shares purchased under this plan are fully vested but are restricted from sale for two years from the time of purchase, and the options granted have a two-year vesting requirement, expiring ten years after the date of grant.

A number of Parent share award plans contain clauses which permit the employee to voluntarily terminate employment and continue to vest in their awards provided they do not join a financial service organization. The Company recognizes these costs in the year of performance, net of the expected forfeiture rate which approximated 3.4% at December 31, 2007. For all other plans where the aforementioned clause does not exist, the Company determines the fair value of share and option awards on the date of grant, which will be expensed over the vesting period, from the date of grant.

Awards are granted to employees by the Parent and are settled by the Parent.

With respect to the fair value of option awards, the Company uses a mix of implied and historic volatility instead of solely historic volatility and specific employee behavior patterns based on statistical data instead of a single expected life input.

The fair value of options granted during 2007 was determined using the following assumptions (in CHF):

Awards	Weighted-Average	Range Low	Range High
Expected volatility (%)	23.86	22.51	29.23
Risk free interest rate (%)	2.58	2.46	3.27
Expected dividend	3.13	2.20	4.56
Strike price	71.31	55.48	78.80
Share price	70.25	55.48	78.80

The valuation technique takes into account the specific terms and conditions under which the share options are granted such as the vesting period, forced exercised during the lifetime, and gain and time dependent exercise behavior.

(In Thousands, except share data)

8. Members' Equity

At December 31, 2007, Members' Equity reported on the Statement of Financial Condition includes Class A and Class B Members' Interests and Preferred Members' Interests, all of which were held by the Parent, UBS Americas Inc., or UBS Financial Services Inc. The Preferred Members' Interests are non-voting and have preference over the payment of dividends of the Company's Class A and B Members' Interests. Dividends on the Preferred Members' Interests are cumulative and payable quarterly at the London Interbank Offered Rate ("LIBOR"). The Company, with prior written approval of the NYSE, may redeem at any time, any or all of the Preferred Members' Interests at par value plus an amount equal to accrued and unpaid dividends through redemption date.

9. Commitments and Contingencies

The Company is committed to pay rent for office space under non-cancellable leases with minimum annual rental payments. Such leases are subject to escalation clauses covering operating expenses and real estate taxes. The Company has various lease renewal options ranging from five to eight years for substantially all of its leased space, beginning with lease agreements expiring in February of 2008. The minimum annual rental payments are expected to be reduced by various sublease agreements.

Expected minimum annual rental payments and sublease income are as follows:

	Minimum Annual Rental Payments	Minimum Sublease Income
2008	$ 32,253	$ 12,850
2009	29,853	12,926
2010	27,732	12,680
2011	15,889	369
2012	15,687	381
Thereafter	56,966	1,084

In the normal course of business, the Company enters into underwriting commitments. There were no open commitments at December 31, 2007.

9. Commitments and Contingencies (continued)

In November 2006, the Parent, together with any of its affiliates, and others received subpoenas from the US Department of Justice, Antitrust Division, and the SEC relating to derivative transactions entered into with municipal bond issuers, and to the investment of proceeds of municipal bond issuances. Both investigations are ongoing, and the Parent is cooperating. In the SEC investigation, on February 4, 2008, the Parent received a "Wells notice" advising that the SEC staff is considering recommending that the SEC bring a civil action against the Parent in connection with the bidding of various financial instruments associated with municipal securities. Under the SEC's Wells process, the Parent will have the opportunity to set forth reasons of law policy or fact why such an action should not be brought.

The Company is a defendant in two purported securities class actions brought in the U.S. District Court of the Northern District of Alabama by holders of stock and bonds in Healthsouth Corporation.

In addition to the above mentioned cases, the Company is involved in litigation arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's Statement of Financial Condition.

10. Related Party Transactions

Pursuant to various service fee arrangements, the Company provides and receives services to and from affiliates. The related receivable and payable, which are included in other assets and other liabilities and accrued expenses in the Statement of Financial Condition, were $125,021 and $113,858, respectively, at December 31, 2007 and for the year ended.

The Company primarily uses office space leased by the Parent, and is charged accordingly under the aforementioned service fee arrangements.

The Company clears certain commodity transactions through affiliates. In addition, affiliates clear certain customer and proprietary securities and commodity transactions through the Company.

The Company enters into securities and foreign exchange transactions with affiliates in the normal course of business.

(In Thousands, except share data)

10. Related Party Transactions (continued)

As of December 31, 2007, the Company had balances with affiliates as follows:

	Assets	Liabilities
Cash	$ 114,247	$ -
Amounts with customers	347,669	4,520,287
Amounts with brokers, dealers and clearing organizations	14,153,155	548,418
Securities borrowed/loaned	18,126,701	55,257,336
Resale/repurchase agreements	9,179,017	87,282,147
Securities received / returned as collateral	4,092,140	4,092,140
Short-term borrowings	-	25,766,685
Accrued interest	505,338	136,529
Other assets/liabilities and accrued expenses	152,779	143,666

Short-term borrowings are due on demand.

11. Subordinated Borrowings

The Company has subordinated borrowings with UBS Americas Inc., consisting of term loans of $525,000 maturing on December 31, 2010, $750,000 maturing on December 31, 2012, $250,000 maturing on December 31, 2013, $2,000,000 maturing on September 30, 2012, $2,000,000 maturing on September 30, 2017, and $500,000 maturing on November 30, 2012.

The Company also has revolving subordinated loan agreements with UBS Americas Inc. These agreements provide revolving credit lines of $4,450,000 through December 31, 2009, $11,600,000 through December 31, 2013, and $2,100,000 through November 30, 2016, with final maturity at December 31, 2010, December 31, 2014, and November 30, 2017, respectively. As of December 31, 2007, the Company has drawn down all of the $4,450,000, all of the $11,600,000, and all of the $2,100,000.

All subordinated borrowings have been approved by the Financial Industry Regulatory Authority ("FINRA") and the Chicago Mercantile Exchange Group and thus are available in computing regulatory net capital (see Note 13).

12. Sales of Financial Assets in Securitizations

During the year ended December 31, 2007, the Company securitized (i.e., transformed owned financial assets into securities through sales transactions) securities and other financial assets, principally mortgage-backed and asset-backed securities, acting as lead or co-manager. The Company's continuing involvement in these securitization transactions was primarily limited to the temporary retention of various security interests. Proceeds received from these securitizations were $35.6 billion.

At December 31, 2007, the Company retained $2 billion in agency residential mortgage securities backed by the Government National Mortgage Association (GNMA), the Federal National Mortgage Association (FNMA) and the Federal Home Loan Mortgage Corporation (FHLMC), $964,621 in non-agency residential mortgage securities, $1.2 billion in Collateralized Debt Obligations (CDO) and Collateralized Loan Obligation (CLO), and $2.7 billion in Commercial Mortgage Securitizations (CMBS) and other securitizations. These retained interests are generally valued using observable market prices and when available are verified by external pricing sources. Retained interests includes positions re-acquired in secondary markets subsequent to securitizations and substantially all retained interest in securities are rated investment grade or higher. Retained interests are included in securities owned, at fair value on the Statement of Financial Condition.

12. Sales of Financial Assets in Securitizations (continued)

At December 31, 2007, key economic assumptions and the sensitivity of the current fair value of the retained interests (excluding the offsetting benefit of financial instruments used to hedge risks) to immediate 10% and 20% adverse changes in those assumptions are as follows:

	Residential Mortgage		CDO/CLO	CMBS/Other
(dollars in millions)	Agency	Non-Agency		
Weighted avg. credit losses (annual rate) 1	0%	5.0%	24.3%	21.4%
Impact on fair value of 10% adverse change	-	(65.6)	(98.9)	(319.3)
Impact on fair value of 20% adverse change	-	(103.1)	(196.7)	(410.0)
Weighted average discount rate 1	2.6%	4.4%	8.2%	4.1%
Impact on fair value of 10% adverse change	(37.6)	(13.4)	(16.6)	(6.0)
Impact on fair value of 20% adverse change	(75.1)	(22.8)	(33.1)	(10.6)
Weighted average life (in years)	4.7	6.8	4.4	6.2
Weighted average prepayment speed (CPR) 1,2	36.1%	13.9%	5.9%	29.8%
Impact on fair value of 10% adverse change	(12.7)	(29.5)	(1.1)	(21.8)
Impact on fair value of 20% adverse change	(23.9)	(54.7)	(2.1)	(38.9)

CPR = Constant Prepayment Rate

1 - A large portion of securities are valued using stochastic term structure/prepayment models. Prepayment speeds are projected across each term structure path. The term structure model path distributions are calibrated to the observed levels of implied volatility in the market for interest rate options. Cash flows are then generated for each term structure path with corresponding prepayment speeds. Static prepayment curves, utilizing market data inputs, are used for other securities. Credit losses are considered through explicit loss models for positions exposed to significant default risk in the underlying collateral, and through option adjusted spreads that also incorporate additional factors such as liquidity and model uncertainty for all positions. Discount rates are derived from z-spreads and are expressed as a spread over LIBOR in the table above.

2- Relates to select securitization transactions where assets are prepayable.

The preceding sensitivity analysis is hypothetical and should be used with caution. In particular, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated independent of changes in any other assumption; in practice, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. Further, changes in fair value based on a 10% or 20% variation in an assumption or parameter generally cannot be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear.

(In Thousands, except share data)

12. Sales of Financial Assets in Securitizations (continued)

Also, the sensitivity analysis does not include the offsetting benefit of financial instruments that the Company utilizes to hedge risks, including credit, interest rate, and prepayment risk, that are inherent in the retained interests.

An approximation of the weighted average assumptions and parameters used initially to value retained interests relating to securitizations that were still held by the Company at December 31, 2007 were as follows:

	Residential Mortgage		CDO/CLO	CMBS/Other
	Agency	Non-Agency		
Weighted avg. credit losses (annual rate)	0.1%	0.7%	8.7%	7.9%
Weighted average discount rate	1.1%	3.4%	4.0%	2.3%
Weighted average life (in years)	6.8	6.1	5.8	5.2
Weighted average prepayment speed (CPR)	15.1%	23.2%	5.3%	20.6%

As of December 31, 2007, the total outstanding unpaid principal balance of securitized non-agency residential mortgages was $28.6 billion, and the total amount of delinquencies was $2.2 billion.

In addition, at December 31, 2007, certain special purpose entities ("SPEs") did not meet the requirements to be considered "qualifying special purpose entities" under Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." As a result, $7.6 billion of loans held within the SPEs had to be re-established on the books and records of an affiliate, with a corresponding receivable to reflect the cash flows from the underlying loans included in receivables from brokers, dealers, and clearing organizations, and the related issued debt included in other liabilities and accrued expenses in the Statement of Financial Condition.

(In Thousands, except share data)

13. Net Capital Requirements and Other Regulatory Matters

As a registered broker-dealer with the SEC, the Company is subject to the SEC's net capital rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or the risk based capital requirement under the Commodity Exchange Act. At December 31, 2007, the Company had net capital of $10,494,398, which was $9,499,847 in excess of the required net capital of $994,551. The Company's ratio of net capital to aggregate debit items was 33%.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

The Company is also subject to certain conditions imposed by the Federal Reserve Board, including limitations on certain activities with affiliates.

14. Dissolution of Dillon Read Capital Management

In 2007, the Parent announced its intention to unwind the operations of Dillon Read Capital Management, and related alternative asset management funds ("DRCM"), an affiliate of the Company. In connection with this, certain portions of the business were reintegrated back into the Parent's Investment Banking Division. In addition, certain headcount were transferred, and net trading assets and liabilities of DRCM were acquired by the Company in the second half of 2007 totaling approximately $29 billion. Net assets totaling approximately $12 billion are expected to be sold to the Company by March 2008.

15. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, deferred tax assets ("DTA") are included in other assets and other liabilities in the Statement of Financial Condition and are reflected with a reduction for a valuation allowance.

(In Thousands, except share data)

15. Income Taxes (continued)

For the year ended December 31, 2007, the Company had net DTAs of $318,640, before any valuation allowance, of which $273,280 related to the Company's net operating loss ("NOL"), $43,420 related to compensation and $1,940 attributable to other temporary items. Note that the NOLs begin to expire in 2028, and there is a nominal carry back allowed for UBT purposes.

In accordance with SFAS No. 109, a valuation allowance is to be recorded whenever the ultimate realization of DTAs is, more likely than not, not going to be realized. In assessing the recoverability of the DTAs, the Company considered all available positive and negative evidence, including history of earnings as well as all possible tax planning strategies.

After consideration of all relevant evidence, the Company believes that it is more likely than not that a benefit will not be realized for a portion of the DTAs as of December 31, 2007 and, accordingly, a valuation allowance of $238,850 has been booked against the NOLs and a valuation allowance of $45,360 has been booked against the other deferred tax assets.

As a result of the implementation of FIN 48, the Company determined that it did not require a change in the liability for unrecognized tax benefits and, consequently, the beginning balance of retained earnings was unaffected.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance of unrecognized tax benefits as at January 1, 2007	$ -
Gross increases in tax positions taken during prior periods	15,990
Gross increases in tax positions taken during the current period	311
Balance of unrecognized tax benefits as at December 31, 2007	$ 16,301
Total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	$ 17,602

As of December 31, 2007, the Company remains under examination by the Internal Revenue Service ("IRS") for the tax years 2000 through 2004.

16. ABN AMRO Futures and Options Integration

During 2006, the Parent entered into an agreement to acquire the global futures and options business of ABN AMRO. A portion of this business, along with headcount was integrated into the Company, which allowed the Company to build on its strengths and significantly expand its client base and product offering. During 2007, the Parent pushed down via a non-cash contribution goodwill, intangible assets, and other purchase accounting adjustments related to these businesses totaling $154,650.

17. Subsequent Events

In February 2008, UBS Americas Inc. and the Parent collectively made a capital contribution of $3 billion to the Company. The Company is expecting to use these cash proceeds to repay revolving subordinated debt.

Subsequent to year-end, the auction rate securities inventory held by the Company has increased. The market for these types of securities has been disrupted as evidenced by a number of failed auctions. As a result, a risk exists that future valuations on these products may fall below carrying value.

END